520 Pike Street Suite 2000 Seattle, WA 98101	T 206 331 3300 F 206 331 3695 www.marchex.com

May 19, 2010

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Jaime John, Staff Accountant

Matthew Crispino, Staff Attorney

Re:	Marchex, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 10, 2010

File No. 000-50658

Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 6, 2010, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with Marchex’s response.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business

Products and Services

Private-Label Suite of Products for Small and Medium-Sized Businesses, page 2

1. You note in this section that AT&T is your largest advertiser reseller partner and was responsible for 20% of your total revenues for the year ended December 31, 2009. Please provide us with your analysis as to whether you are substantially dependent upon any of your agreements with AT&T. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex previously determined that the AT&T contract constituted a material contract and filed such contract as an exhibit to Marchex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. By way of clarification, please note that the AT&T contract is in the name of YellowPages.com LLC, a subsidiary of AT&T. Please see Exhibit 10.16 to Marchex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) where such contract is incorporated by reference (the “AT&T Contract”).

Securities and Exchange Commission

May 19, 2010

Additionally, please be advised that Marchex entered into an amendment to the AT&T Contract effective April 30, 2010 (the “Amendment”). The Amendment was reported on a Form 8-K (Item 1.01) which was filed with the Commission on May 6, 2010. Marchex will file the Amendment as an exhibit to its Form 10-Q for the quarterly period ended June 30, 2010.

Item 1A. Risk Factors

“We received approximately 55% and 52% of our revenues from our five largest customers…,” page 14

2. Please tell us if the customers to which you refer in this risk factor are your advertiser reseller partners or other entities. Please also advise why you have not discussed your dependence on your major customers, and identified such customers, in your business disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that the customers referred to in the above risk factor are all classified by Marchex as advertisers and vary in the manner with which they resell our products. For example, AT&T resells our products to small businesses whereas Yahoo resells our products to its advertisers which cover a wide variety of small to large advertisers. Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the names of customers for which sales are equal to 10% or more of registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Please be advised that only 3 (AT&T, Yahoo and Intelius) of the 5 advertisers referenced in the above noted risk factor exceeded 10% of Marchex's consolidated revenues for 2009 (See Note 1(p), “Concentrations,” to the 2009 10-K). The percentage of consolidated revenues for 2009 attributable to AT&T and Yahoo are disclosed in Item 1, “Business,” of Marchex’s 2009 10-K on pages 2 and 4, respectively.

The amount of revenue for 2009 attributable to Intelius was disclosed in the MD&A on page 48 to the 2009 Form 10-K, along with the fact that the Intelius contract expires at the end of March 2010. The Intelius contract was filed as an exhibit to Marchex’s Quarterly Report on Form 10-Q filed with the Commission on May 11, 2009. Please see Exhibit 10.18 to the 2009 Form 10-K where such contract is incorporated by reference and Exhibit 10.27 to the 2009 Form 10-K relating to an amendment to such contract. While the Intelius contract has since expired, Marchex continues to do business with Intelius but at a substantially lower revenue level and Marchex anticipates that revenues attributable to Intelius for 2010 will be substantially less than 10%. Marchex does not consider Intelius to be a major customer that it is dependent on.

Item 8. Financial Statement and Supplementary Data

Consolidated Statements of Operations, page 69

3. We note your tabular presentation of share-based compensation in footnote (2) on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to SAB Topic 14F, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or

Securities and Exchange Commission

May 19, 2010

within MD&A. The guidance in SAB Topic 14F, however, does not provide for a reconciliation of share-based compensation expense on the face of the income statement that includes a total of share-based compensation. Tell us how you considered the guidance in SAB Topic 14F as it relates to your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex has removed the supplemental reconciliation of share-based compensation expense from the face of the income statement from our Quarterly Report on Form 10-Q for the period ended March 31, 2010 which was filed with the Commission on May 10, 2010 (“Q1 2010 10-Q”), and undertakes to continue to do so in future filings of periodic reports on Forms 10-K and 10-Q. Marchex further advises the Staff that it has included the reconciliation of share-based payment arrangements in Note (3), “Stock-based Compensation Plans,” on pages 7 and 8 to our Q1 2010 10-Q.

Note 1 – Description of Business and Summary of Significant Accounting Policies and Practices

(r) Net Loss per Share, page 80

4. We note that the total net loss allocated between Class A and Class B common shareholders is inconsistent with the net loss reported on the Consolidated Statements of Operations. Additionally, we note that your restricted stock awards are considered participating securities for the purpose of calculating earnings per share. However, restricted stock was not included in the computation of basic and diluted earnings per share because the effect would be anti-dilutive. Please provide your analysis and the relevant authoritative guidance that you relied upon to support your conclusion that restricted stock should not be included in the computation of basic and diluted earnings per share. Also provide us with a reconciliation between the total allocated net loss in your earnings per share tables and net loss as reported on the Consolidated Statements of Operations and tell us how you considered including a reconciliation in your disclosure. Refer to ASC 260-10-50-1.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that it has followed the provisions of ASC 260-10-50-1 in its calculation of earnings per share. Marchex has not allocated a portion of its loss to unvested restricted stockholders, the participating securities, when calculating earnings per share as the restricted stockholders’ contractual terms do not include an obligation to share in the issuing entity’s losses. The amount of distributed earnings allocated to the participating securities was $217,000, $229,000 and $187,000, in 2007, 2008 and 2009, respectively. This amount was not previously disclosed as it was not considered material by Marchex. Marchex has included vested restricted stock in the calculation of the denominator of the weighted average number of Class B shares outstanding.

Marchex further advises the Staff that consistent with ASC 260-10-50-1, Marchex has included the reconciliation between net loss allocable to common stockholders and net loss in Note (4), “Net Loss Per Share,” on pages 9 and 10 of Marchex’s Q1 2010 10-Q, and undertakes to provide such reconciliation in future filings of periodic reports on Forms 10-K and 10-Q.

* * * * *

Securities and Exchange Commission

May 19, 2010

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr., Esq. of DLA Piper LLP (US), Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A. Arends
Name:	Michael A. Arends
Title:	Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO

Francis J. Feeney, Jr., Esq.

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